August 28, 2024

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Ekso Bionics Holdings, Inc.
Registration Statement on Form S-1 (Registration No. 333-281081) -
Concurrence in Acceleration Request

Ladies and Gentlemen:

Craig-Hallum Capital Group LLC (“Craig-Hallum”), as representative of the underwriters for the referenced offering, hereby concurs in the request by Ekso Bionics Holdings, Inc. that the effective date of the above-referenced registration statement be accelerated to 4:30 p.m. (Eastern Time), or as soon as practicable thereafter, on Thursday, August 29, 2024, pursuant to Rule 461 under the Securities Act. Craig-Hallum affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

CRAIG-HALLUM CAPITAL GROUP, LLC

By:	/s/ Rick Hartfiel
Name: Rick Hartfiel,
Title: Head of Investment Banking